Exhibit 21.1

Subsidiaries of the Registrant

Silver Bull Resources, Inc. (the “Company”) currently conduct its operations through subsidiaries. The names and ownership structure of our subsidiaries as of January 28, 2021 are set forth in the chart below:

Name	Jurisdiction of Incorporation or Organization	Ownership Percentage
Metalline, Inc. (“Metalline”)	Colorado, USA	100% by Silver Bull
Contratistas de Sierra Mojada S.A. de C.V. (“Contratistas”)	Mexico	98% by Silver Bull and 2% by Metalline (1)
Minera Metalin S.A. de C.V. (“Minera Metalin”)	Mexico	99.998% by Silver Bull and 0.002% by Metalline (1)
Minas de Coahuila SBR S.A. de C.V.	Mexico	99.998% by Minera Metalin and 0.002% by Contratistas
Dome Ventures Corporation (“Dome”)	Delaware, USA	100% by Silver Bull
Dome Asia Inc.	British Virgin Islands	100% by Dome
Dome Minerals Nigeria Limited	Nigeria	99.99% by Dome Asia Inc.

(1)            Pursuant to that certain earn-in South32 option agreement (the “South32 Option Agreement”), dated June 1, 2018, and amended effective as of March 20, 2019, among the Company, Minera Metalin, Contratistas, and South32 International Investment Holdings Pty Ltd (“South32”), a wholly owned subsidiary of South32 Limited (ASX/JSE/LSE: S32), South32 is able to obtain an option to purchase 70% of the equity of Minera Metalin and Contratistas (the “Option”), and oversee the mineral exploration of Minera Metalin’s Sierra Mojada property located in Coahuila, Mexico (the “Sierra Mojada Project”). The South32 Option Agreement provides that, upon the terms and subject to the conditions set forth in the South32 Option Agreement, in order for South32 to maintain its Option, South32 must contribute to Minera Metalin a minimum of $10 million in tranches over the first four years of the Option for the Sierra Mojada Project funding (the “Initial Funding”). South32 may exercise the Option at any time by contributing $100 million to Minera Metalin (the “Subscription Payment”), less the amount of Initial Funding previously contributed by South32. Once the full amount of the Subscription Payment is advanced by South32 and the Option is exercised, the Company and South32 will be obligated to contribute funding to Minera Metalin on a 30/70 pro rata basis. If South32 elects not to continue with the Sierra Mojada Project during the four-year option period, the Sierra Mojada Project will remain 100% owned by the Company. The exploration program will be initially managed by the Company.